EXHIBIT 99.1

Volvo Group to Provide Financial Services in China

GOTEBORG, Sweden, Aug. 17, 2005 (PRIMEZONE) -- The Volvo Group has applied to establish a wholly owned finance company in China to offer financing solutions for its commercial transport customers and dealers. The new company, to be named "Volvo Group Automotive Finance (China) Ltd.", will be based in Beijing and expects to start operations in 2006.

"To our knowledge, we are the first applicant for a Chinese automotive finance company license with a main focus on providing commercial transport solutions," says Gordon Chan, President of Region Asia for Volvo Financial Services. "Offering financing in China is of strategic importance to Volvo, given the Volvo Group's increasing investment in China."

Volvo Financial Services will be the latest business area within the Volvo Group to establish operations in China. Today, Volvo Trucks, Volvo Buses, Volvo Penta and Volvo Construction Equipment all have production facilities and dealer and service networks in China. Renault Trucks is also expanding its dealer and service networks in China. Total sales last year amounted to USD 386 M.

"It's a good time to enter the market, and we plan to roll out ourfinancing programs gradually," Gordon Chan said. "We plan to use VolvoFinancial Services' proprietary systems for underwriting and operations,and to work closely with local financial institutions." The new finance company will be managed by Volvo Financial Services, the Volvo Group's captive finance company.

For further information, please contact David Freilich, Volvo Financial Services, +1 201 802 7706

Volvo Financial Services (VFS) manages the Volvo Group's operations within customer financing, insurance, treasury, real estate and related services. VFS employs about 1,000 persons, operates in over 30 countries and manages approximately 7 billion euro in total assets. The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services.

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